Exhibit 12.5
CILCORP INC.
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	1/01/03	1/31/03
	Thru	Thru	Year Ended December 31,
	1/30/03(1)	12/31/03(1)	2004	2005	2006	2007
Net income from continuing operations	$9,203	$14,400	$10,367	$3,222	$21,004	$149,402
Less - Change in accounting principle	3,818	-	-	(2,497)	-	-
Add - Taxes (benefit) based on income	2,922	5,946	(8,526)	(3,164)	(10,944)	21,018

Net income before income taxes and change in accounting principle	8,307	20,346	1,841	2,555	10,060	70,420

Add - fixed charges:
Interest on long-term debt	5,035	48,899	51,992	50,562	51,574	62,824	(2)
Estimated interest cost within rental expense	87	1,398	395	390	289	343
Amortization of net debt premium, discount, and expenses	168	862	767	693	801	1,322
Subsidiary preferred stock dividends	180	1,947	2,062	1,988	1,933	1,869
Adjust preferred stock dividends to pretax basis	103	1,114	346	1,293	(1,007)	812

Total fixed charges	5,573	54,220	55,562	54,926	53,590	67,170

Less: Adjustment of preferred stock dividends to pretax basis	103	1,114	346	1,293	(1,007)	812

Earnings available for fixed charges	$13,777	$73,452	$57,057	$56,188	$64,657	$136,778

Ratio of earnings to fixed charges	2.47	1.35	1.02	1.02	1.20	2.03

(1)	Ameren Corporation purchased CILCORP Inc. and subsidiaries on January 31, 2003.

(2)	Includes FIN 48 interest expense